EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Americas Gold and Silver Corporation Condensed interim consolidated statements of financial position (In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
As at	2024	2023
Assets
Current assets
Cash and cash equivalents	$7,215	$2,061
Trade and other receivables (Note 5)	7,450	9,486
Inventories (Note 6)	8,820	8,657
Prepaid expenses	3,304	2,832
	$26,789	$23,036
Non-current assets
Restricted cash	4,483	4,351
Property, plant and equipment (Note 7)	148,094	153,101
Total assets	$179,366	$180,488

Liabilities
Current liabilities
Trade and other payables	$25,005	$22,960
Metals contract liability (Note 8)	14,910	12,512
Derivative instruments (Note 9)	1,257	1,230
Convertible debenture (Note 9)	11,662	15,384
Shares pending issuance from retraction (Note 9)	-	436
Pre-payment facility (Note 10)	1,500	2,250
Credit facility (Note 11)	600	-
Promissory notes (Note 12)	4,275	4,275
Royalty payable (Note 13)	4,049	2,160
	63,258	61,207
Non-current liabilities
Other long-term liabilities	1,696	1,610
Metals contract liability (Note 8)	34,984	24,325
Credit facility (Note 11)	9,400	-
Royalty payable (Note 13)	-	1,787
Post-employment benefit obligations	4,276	6,537
Decommissioning provision	12,129	12,193
Deferred tax liabilities (Note 20)	568	629
Total liabilities	126,311	108,288

Equity
Share capital (Note 14)	464,813	455,548
Equity reserve	55,899	52,936
Foreign currency translation reserve	9,519	8,325
Deficit	(495,712)	(463,391)
Attributable to shareholders of the Company	34,519	53,418
Non-controlling interests (Note 16)	18,536	18,782
Total equity	$53,055	$72,200

Total liabilities and equity	$179,366	$180,488

Going concern (Note 2), Contingencies (Note 23), Subsequent events (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation Condensed interim consolidated statements of loss and comprehensive loss (In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Revenue (Note 17)	$21,018	$18,257	$72,133	$64,572

Cost of sales (Note 18)	(18,957)	(17,999)	(58,607)	(56,284)
Depletion and amortization (Note 7)	(5,914)	(5,053)	(18,618)	(15,378)
Care and maintenance costs	(734)	(951)	(3,197)	(2,947)
Corporate general and administrative (Note 19)	(1,671)	(1,827)	(5,036)	(6,349)
Exploration costs	(932)	(965)	(2,848)	(2,565)
Accretion on decommissioning provision	(157)	(148)	(469)	(429)
Interest and financing expense	(4,419)	(2,533)	(8,030)	(6,684)
Foreign exchange gain (loss)	1,173	(545)	161	(90)
Gain on disposal of assets	-	34	-	119
Gain (loss) on metals contract liability (Note 8)	(5,330)	1,387	(10,044)	534
Other gain (loss) on derivatives (Note 9)	178	196	(566)	243
Fair value loss on royalty payable (Note 13)	(216)	(339)	(729)	(579)
Loss before income taxes	(15,961)	(10,486)	(35,850)	(25,837)
Income tax recovery (expense) (Note 20)	(198)	11	(469)	(2,253)
Net loss	$(16,159)	$(10,475)	$(36,319)	$(28,090)

Attributable to:
Shareholders of the Company	$(14,056)	$(8,893)	$(33,375)	$(25,023)
Non-controlling interests (Note 16)	(2,103)	(1,582)	(2,944)	(3,067)
Net loss	$(16,159)	$(10,475)	$(36,319)	$(28,090)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	(733)	$972	$1,757	$2,240
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(913)	1,064	1,194	(234)
Other comprehensive income (loss)	(1,646)	2,036	2,951	2,006
Comprehensive loss	$(17,805)	$(8,439)	$(33,368)	$(26,084)

Attributable to:
Shareholders of the Company	$(15,409)	$(7,246)	$(31,128)	$(23,913)
Non-controlling interests (Note 16)	(2,396)	(1,193)	(2,240)	(2,171)
Comprehensive loss	$(17,805)	$(8,439)	$(33,368)	$(26,084)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.05)	(0.04)	(0.14)	(0.12)

Weighted average number of common shares outstanding
Basic and diluted (Note 15)	262,633,669	215,687,470	245,785,015	211,150,476

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Condensed interim consolidated statements of changes in equity

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

	Share capital			Foreign currency		Attributable to shareholders	Non-
	Common		Equity	translation		of the	controlling	Total
	Shares	Amount	reserve	reserve	Deficit	Company	interests	equity

Balance at January 1, 2024	218,690	$455,548	$52,936	$8,325	$(463,391)	$53,418	$18,782	$72,200
Net loss for the period	-	-	-	-	(33,375)	(33,375)	(2,944)	(36,319)
Other comprehensive income for the period	-	-	-	1,194	1,054	2,248	703	2,951
Contribution from non-controlling interests	-	-	-	-	-	-	1,995	1,995
Equity offering	26,150	3,171	1,855	-	-	5,026	-	5,026
Non-brokered private placements	1,586	441	-	-	-	441	-	441
Common shares issued	229	50	-	-	-	50	-	50
Warrants issued	-	-	527	-	-	527	-	527
Retraction of convertible debenture	20,127	5,603	(53)	-	-	5,550	-	5,550
Share-based payments	-	-	634	-	-	634	-	634
Balance at September 30, 2024	266,782	$464,813	$55,899	$9,519	$(495,712)	$34,519	$18,536	$53,055

Balance at January 1, 2023	204,456	$449,374	$50,905	$9,797	$(428,849)	$81,227	$17,362	$98,589
Net loss for the period	-	-	-	-	(25,023)	(25,023)	(3,067)	(28,090)
Other comprehensive income (loss) for the period	-	-	-	(234)	1,344	1,110	896	2,006
Contribution from non-controlling interests	-	-	-	-	-	-	3,426	3,426
At-the-market offering	4,548	2,310	-	-	-	2,310	-	2,310
Private placements	2,234	783	-	-	-	783	-	783
Common shares issued	679	350	-	-	-	350	-	350
Warrants issued	-	-	435	-	-	435	-	435
Retraction of convertible debenture	5,161	2,302	(178)	-	-	2,124	-	2,124
Amendment of convertible debenture	-	-	(272)	-	-	(272)	-	(272)
Share-based payments	-	-	1,577	-	-	1,577	-	1,577
Balance at September 30, 2023	217,078	$455,119	$52,467	$9,563	$(452,528)	$64,621	$18,617	$83,238

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Americas Gold and Silver Corporation Condensed interim consolidated statements of cash flows For the nine-month periods ended September 30, 2024 and 2023 (In thousands of U.S. dollars, unaudited)

	September 30,	September 30,
	2024	2023
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(36,319)	$(28,090)
Adjustments for the following items:
Depletion and amortization	18,618	15,378
Income tax expense	469	2,253
Accretion and decommissioning costs	469	429
Share-based payments	634	1,577
Non-cash expenses from common shares and warrants issued	577	785
Provision on other long-term liabilities	46	77
Interest and financing expense	4,197	3,146
Net charges on post-employment benefit obligations	(504)	240
Inventory write-downs	871	1,190
Gain on disposal of assets	-	(119)
Loss (gain) on metals contract liability	10,044	(534)
Other loss (gain) on derivatives	566	(243)
Fair value loss on royalty payable	729	579
Changes in non-cash working capital items:
Trade and other receivables	2,036	6,647
Inventories	(1,034)	(2,926)
Prepaid expenses	(472)	(567)
Trade and other payables	1,473	(3,378)
Net cash generated from (used in) operating activities	2,400	(3,556)

Investing activities
Expenditures on property, plant and equipment	(13,575)	(15,866)
Proceeds from disposal of assets	-	870
Net cash used in investing activities	(13,575)	(14,996)

Financing activities
Glencore pre-payment facility	-
Pre-payment facility	(750)	1,500
Credit facility	10,000	-
Lease payments	(487)	(2,540)
Promissory notes, net	-	(625)
Equity offering, net	5,026	-
At-the-market offering	-	2,310
Financing from convertible debenture	-	6,020
Non-brokered private placements	441	783
Metals contract liability, net	(113)	3,431
Royalty agreement, net	(628)	3,465
Contribution from non-controlling interests	1,995	3,426
Net cash generated from financing activities	15,484	17,770

Effect of foreign exchange rate changes on cash	845	(292)
Increase (decrease) in cash and cash equivalents	5,154	(1,074)
Cash and cash equivalents, beginning of period	2,061	1,964
Cash and cash equivalents, end of period	$7,215	$890

Cash and cash equivalents consist of:
Cash	$7,215	$890

Interest paid during the period	$2,214	$1,743

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1. Corporate information

Americas Gold and Silver Corporation (the “Company") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2024 were approved and authorized for issue by the Board of Directors of the Company on November 7, 2024.

2. Basis of presentation and going concern

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2023. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2023, and further updated in Note 3 of these financial statements, and have been consistently applied in the preparation of these condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $36.5 million, including cash and cash equivalents of $7.2 million as at September 30, 2024. During the nine-month period ended September 30, 2024, the Company reported a net loss of $36.3 million, including an increase in revenue of $7.6 million and an increase in cost of sales of $2.3 million compared to the nine-month period ended September 30, 2023, plus loss on metals contract liability of $10.0 million and other loss on derivatives of $0.6 million. At September 30, 2024, the Company does not have sufficient liquidity on hand to fund its operations for the next twelve months and will require further financing to meet its financial obligations and execute on its business plans at its mining operations.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. Since 2020 to year-to-date 2024, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to achieve cash flow positive production at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, are significant judgments in these consolidated financial statements. On October 9, 2024, the Company completed a financing agreement through a bought deal private placement of subscription receipts, raising gross proceeds of $50 million CAD being held in escrow pending the closing of the concurrent agreement to acquire the remaining 40% non-controlling interest of the Company’s Galena (see Note 24). As part of the agreement, the Company closed additional non-brokered private placements for total gross proceeds of $2.9 million CAD through total issuance of 6,650,000 of the Company’s common shares priced at approximately $0.44 CAD per share for bridge financing purposes. The Company will review the going concern assumption at year-end after the expected closing of the financing.

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

These unaudited condensed interim consolidated financial statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

3. Changes in accounting policies and recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are being assessed for their impact on the Company in the current or future reporting periods. The Company adopted Amendments to IAS 1 – Presentation of Financial Statements as of January 1, 2024 and assessed there was no material impact on Non-Current Liabilities with Covenants (Amendments to IAS 1).

4. Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2023, in addition to the significant judgments mentioned in Note 2.

5. Trade and other receivables

	September 30,	December 31,
	2024	2023

Trade receivables	$3,949	$5,875
Other receivables	3,501	3,611
	$7,450	$9,486

6.  Inventories

	September 30,	December 31,
	2024	2023

Concentrates	$2,464	$1,769
Ore stockpiles	713	913
Spare parts and supplies	5,643	5,975
	$8,820	$8,657

The amount of inventories recognized in cost of sales was $19.0 million during the three-month period ended September 30, 2024 (2023: $18.0 million) and $58.6 million during the nine-month period ended September 30, 2024 (2023: $56.3 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $0.1 million (2023: $0.6 million) during the three-month period end September 30, 2024 and $0.9 million during the nine-month period ended September 30, 2024 (2023: $1.2 million).

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

7. Property, plant and equipment

	Mining	Non-producing	Plant and	Right-of-use	Corporate office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2023	$215,412	$12,469	$120,577	$12,093	$236	$360,787
Asset additions	11,517	-	8,420	238	1	20,176
Asset disposals	-	-	(769)	(646)	-	(1,415)
Change in decommissioning provision	(110)	-	-	-	-	(110)
Balance at December 31, 2023	226,819	12,469	128,228	11,685	237	379,438
Asset additions	10,383	-	3,206	557	-	14,146
Change in decommissioning provision	(535)	-	-	-	-	(535)
Balance at September 30, 2024	$236,667	$12,469	$131,434	$12,242	$237	$393,049

Accumulated depreciation
and depletion
Balance at January 1, 2023	$(114,548)	$-	$(77,733)	$(7,038)	$(169)	$(199,488)
Depreciation/depletion for the year	(11,926)	-	(7,707)	(1,185)	(31)	(20,849)
Impairment for the year	(6,000)	-	-	-	-	(6,000)
Balance at December 31, 2023	(132,474)	-	(85,440)	(8,223)	(200)	(226,337)
Depreciation/depletion for the period	(11,172)	-	(6,498)	(928)	(20)	(18,618)
Balance at September 30, 2024	$(143,646)	$-	$(91,938)	$(9,151)	$(220)	$(244,955)

Carrying value
at December 31, 2023	$94,345	$12,469	$42,788	$3,462	$37	$153,101
at September 30, 2024	$93,021	$12,469	$39,496	$3,091	$17	$148,094

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the nine-month period ended September 30, 2024 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine, which is under care and maintenance, is approximately $16.2 million, $7.6 million, and $0.9 million, respectively, as at September 30, 2024 (December 31, 2023: $16.3 million, $9.6 million, and $1.5 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at September 30, 2024, the carrying amount of this property was $12.5 million included in non-producing properties.

8. Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine secured by shares, property, and assets of Relief Canyon. The Purchase Agreement consisted of a combination of fixed and variable deliveries from the Relief Canyon Mine. The Purchase Agreement has a repurchase option for the Company exercisable at any time to reduce the variable deliveries to Sandstorm from 4% to 2% by delivering 4,000 ounces of gold plus additional ounces of gold compounded annually at 10%. On initial recognition and as at September 30, 2024, the fair value of the repurchase option was nil.

The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue and expected to recognize the amounts in revenue as performance obligations to metals delivery were satisfied over the term of the metals delivery and purchase agreements.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at December 31, 2021, the Company derecognized the outstanding carrying value of deferred revenue, net of transaction costs, and recognized the fixed and variable deliveries of precious metals as a financial liability measured at fair value through profit or loss as the Company expected that metal deliveries to Sandstorm may no longer be satisfied through internal gold production alone. The fair value of the metals contract liability was determined using forward commodity pricing curves at the end of the fiscal 2021 reporting period resulting in $20.8 million loss to fair value on metals contract liability. A $10.0 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the nine-month period ended September 30, 2024 (2023: $0.5 million gain).

On February 26, 2023, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $2.75 million per calendar quarter or up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 12-month period from November 2025 to October 2026. The advances of $2.75 million per quarter were drawn in full during fiscal 2023.

On March 21, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by $3.25 million per calendar quarter or up to $6.5 million in aggregate during the first half of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 6-month period from November 2026 to April 2027. The first and second calendar quarter advance of $3.25 million per quarter were drawn in full in March and June 2024, respectively.

On September 24, 2024, the Company amended its Purchase Agreement with Sandstorm for the right to increase its advance payment by approximately $4.0 million in aggregate during the third quarter of 2024 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advance is to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement within the 3-month period from May to July 2027. The advance of approximately $4.0 million was drawn in full in September 2024.

The following table summarizes the continuity of the Company’s net metals contract liability during the period:

	Nine-month	Year
	period ended	ended
	September 30,	December 31,
	2024	2023

Net metals contract liability, beginning of period	$36,837	$30,989
Advance increase (net of financing expense)	13,594	13,989
Delivery of metals produced	-	(1,720)
Delivery of metals purchased	(10,598)	(9,899)
Revaluation of metals contract liability	10,061	3,478
Net metals contract liability, end of period	$49,894	$36,837

Current portion	$14,910	$12,512
Non-current portion	34,984	24,325
	$49,894	$36,837

9. Convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “Convertible Debenture”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The Convertible Debenture was: redeemable at the Company’s option to prepay the principal amount subject to payment of a redemption premium of 30% during the first year, 20% during the second year, and 10% during the third year prior to maturity (the “Redemption Option”); retractable at the holder’s option at a cumulative $0.3 million CAD per month starting in the second month from inception where the Company may settle the retraction amount through either cash or issuance of the Company’s common shares determined by dividing 95% of the 20 day volume weighted average price of the Company’s common shares (the “Retraction Option”); and convertible at the holder’s option into the Company’s common shares at a conversion price of $3.35 CAD (the “Conversion Option”).

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On inception, the Convertible Debenture, which may be settled through a fixed amount of the Company’s own equity instruments, was treated as a compound financial instrument with the principal portion classified as a liability component and the Conversion Option as an equity component. The initial fair value of the principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the issue date. The principal portion is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity. The remainder of the proceeds were allocated to the Conversion Option as equity. A net derivative liability of $1.4 million was recorded on initial recognition based on the estimated fair value of the combined Redemption Option and Retraction Option.

On November 12, 2021, the Company amended the Convertible Debenture by increasing the principal balance by $6.3 million CAD to a total outstanding principal, net of retractions, of $17.9 million CAD, in addition to amending its conversion price of $3.35 CAD to $1.48 CAD, and the terms to its Retraction Option retractable at a cumulative $0.3 million CAD per month to a cumulative $0.45 million CAD per month. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $2.1 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On October 22, 2022, the Company amended the Convertible Debenture by increasing the principal balance by $7.0 million CAD to a total outstanding principal, net of retractions, of $19.0 million CAD, in addition to amending its interest rate of 8% per annum to 9.5% per annum, its conversion price of $1.48 CAD to $1.00 CAD, and the terms to its Retraction Option retractable at a cumulative $0.45 million CAD per month to a cumulative $0.5 million CAD per month with a beginning cumulated retraction balance of $1.5 million CAD. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On June 21, 2023, the Company amended the Convertible Debenture by increasing the principal balance by $8.0 million CAD to a total outstanding principal, net of retractions, of $24.3 million CAD, in addition to amending its interest rate of 9.5% per annum to 11.0% per annum, its conversion price of $1.00 CAD to $0.80 CAD, the terms to its Retraction Option retractable at a cumulative $0.5 million CAD per month to a cumulative $1.0 million CAD per month starting in August 2023, and extending the maturity date from April 28, 2024 to July 1, 2024, with mutual option to extend by one calendar quarter up to April 28, 2025, with April 28, 2025 being the effective maturity date as at September 30, 2024. All other material terms of the Convertible Debenture remained unchanged. The Company derecognized the associated carrying values of the Convertible Debenture prior to amendment and recognized an amended compound financial instrument with the amended principal portion classified as a liability component and the amended Conversion Option as an equity component. The fair value of the amended principal portion was determined using a market interest rate for an equivalent non-convertible instrument at the date of the amendment. A net derivative liability of $1.3 million was recorded on amendment date based on the estimated fair value of the combined Redemption Option and Retraction Option.

On October 30, 2023, the Company amended the Convertible Debenture by increasing the principal balance by $2.0 million CAD to a total outstanding principal, net of retractions, of $25.0 million CAD. All other material terms of the Convertible Debenture remained unchanged.

On August 14, 2024, the Company amended the Convertible Debenture by amending its conversion price of $0.80 CAD to $0.52 CAD, terms to its Retraction Option retractable at a cumulative $1.0 million CAD per month to a cumulative $1.75 million CAD per month starting in September 2024, and subordinating existing security to holders of the Credit Facility. All other material terms of the Convertible Debenture remained unchanged. As part of the amendment, 6,000,000 common share purchase warrants were issued to holders of the Convertible Debenture where each warrant is exercisable for one common share at an exercise price of $0.42 CAD for a period of three years.

Page | 9

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

During the nine-month period ended September 30, 2024, the principal amount of the Convertible Debenture was reduced by $6.1 million CAD through partial exercises of the Retraction Option by the holder settled through issuance of 18,570,210 of the Company’s common shares (year ended December 31, 2023: $3.7 million CAD settled through issuance of 8,329,064 common shares). The total outstanding principal, net of retractions, of the Convertible Debenture is $17.9 million CAD as at September 30, 2024 (December 31, 2023: $24.0 million CAD), and $16.8 million CAD as at November 7, 2024.

The Company recognized a loss of $0.6 million for the nine-month period ended September 30, 2024 (2023: gain of $0.2 million) as a result of the change in the estimated fair value of the combined Redemption Option and Retraction Option.

10. Pre-payment facility

On December 12, 2022, the Company amended its existing unsecured offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries or paid in cash and can be redrawn on a revolving basis. The Facility shall automatically extend for a full calendar year if there is an outstanding payment balance within 12 months of the maturity of the Facility. The Facility was drawn in full in June 2024.

11. Credit facility

On August 14, 2024, the Company signed a credit and offtake agreement with Trafigura PTE Ltd. (“Trafigura”) for a secured credit facility of up to $15 million to complete initial development of the Zone 120 and El Cajón silver-copper project (“EC120”) (the “Credit Facility”). The Credit Facility is secured by share and asset pledges of all the Company’s material Mexican subsidiaries with the Company’s existing Convertible Debenture holders agreeing to subordinate existing security. The term of the Credit Facility is for a period of 36 months which includes a principal repayment grace period of 12 months, and bears interest of U.S. SOFR rate plus 6% per annum on cumulative drawings up to $12 million and 6.5% thereafter. The Credit Facility was drawn for $10.0 million in August 2024 and will be amortized in equal monthly installments of $0.6 million commencing after expiry of the grace period once the Credit Facility is drawn in full. The Company has also entered into an offtake agreement with Trafigura for all the copper concentrates produced from EC120 where Trafigura will pay for the concentrates at the prevailing market prices for silver and copper, less customary treatment, refining and penalty charges.

12. Promissory notes

On December 15, 2020, the Company issued a $5 million unsecured promissory note (the “2020 Promissory Note”) to Sandstorm due March 15, 2023 with interest payable at 7% per annum and repayable at the Company’s option prior to maturity. Repayment of principal on the 2020 Promissory Note began in June 2022 where $2.5 million was paid during the year ended December 31, 2022. On March 31, 2023, the Company amended the 2020 Promissory Note with the remaining principal of $2.5 million be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum. Principal of $0.6 million was paid during the year ended December 31, 2023.

On December 27, 2023, the Company issued a $2.4 million unsecured promissory note (the “2023 Promissory Note”) to Sandstorm due December 27, 2024 with interest payable at 8% per annum.

13. Royalty payable

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

Page | 10

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On inception, the Royalty Agreement was classified as a hybrid instrument of host financial liability with embedded derivatives from the reduced 0.2% royalty on attributable production and buyout payment. The Company elected at inception to designate the entire hybrid instrument at fair value through profit or loss with its initial fair value be representative of the $4.0 million in proceeds received. Subsequent measurement of fair value for the hybrid instrument was determined based on an income approach of expected future cash flows into a single current discounted amount. Key assumptions used in the fair value determination of the hybrid instrument as at December 31, 2023 include timing of repayment of the $4.0 million, which considers factors such as forecasted production and commodity prices in quantifying expected net smelter returns, feasibility of the reduced 0.2% royalty on attributable production versus the buyout payment, and applicable discount rates. The Company recognized a loss of $0.7 million for the nine-month period ended September 30, 2024 (2023: $0.6 million) as a result of the change in the estimated fair value of the Royalty Agreement.

14. Share capital

On May 17, 2021, the Company entered into an at-the-market offering agreement (the “May 2021 ATM Agreement”) where the Company may at its discretion and from time-to-time during the term of the May 2021 ATM Agreement, sell in the United States, through its agent, such number of common shares of the Company as would result in aggregate gross proceeds of up to $50.0 million. The May 2021 ATM Agreement expired on February 28, 2023 and the Company received aggregate gross proceeds of $44.4 million through issuance of 44,085,122 common shares, with approximately $1.7 million in transaction costs incurred and offset against share capital.

On March 27, 2024, the Company completed an equity offering of 26,000,000 units at a price of $0.30 CAD per unit for total gross proceeds of $5.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of $0.40 CAD for a period of three years starting March 27, 2024. As part of the equity offering, approximately $0.8 million in transaction costs were incurred and offset against share capital, and 150,000 common shares and 1,510,020 warrants for approximately $0.1 million and $0.1 million, respectively, were issued to the Company’s advisors and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.30 CAD for a period of two years starting March 27, 2024.

During fiscal 2024, the Company closed non-brokered private placements for total gross proceeds of $0.4 million through total issuance of 1,585,422 of the Company’s common shares priced at approximately $0.38 CAD per share.

a. Authorized

Authorized share capital consists of an unlimited number of common and preferred shares.

	September 30,	December 31,
	2024	2023

Issued
266,781,563 (2023: 218,689,766) common shares	$464,813	$455,548
Nil (2023: Nil) preferred shares	-	-
	$464,813	$455,548

Each non-voting preferred share is convertible, at the holder’s option, without payment of any additional consideration by the holder thereof, initially on a one-to-one basis into common shares, subject to adjustment, and in accordance with the terms of the non-voting preferred shares.

b. Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

Page | 11

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

A summary of changes in the Company’s outstanding stock options is presented below:

		Nine-month		Year
		period ended		ended
		September 30,		December 31,
		2024		2023
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	17,370	$1.30	12,367	$2.40
Granted	950	0.36	8,200	0.62
Expired	(3,375)	1.70	(3,197)	3.79
Balance, end of period	14,945	$1.15	17,370	$1.30

The following table summarizes information on stock options outstanding and exercisable as at September 30, 2024:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $1.00	1.80	9,450	$0.59	4,724	$0.69
$1.01 to $2.00	0.40	3,410	1.24	3,410	1.24
$3.01 to $4.00	0.18	2,085	3.54	2,085	3.54
		14,945	$1.15	10,219	$1.46

c. Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the nine-month period ended September 30, 2024 was $0.12 (2023: $0.32).

Page | 12

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Expected stock price volatility (1)	-	-	67%	68%
Risk free interest rate	-	-	4.02%	3.48%
Expected life	-	-	3 years	3 years
Expected forfeiture rate	-	-	3.08%	3.85%
Expected dividend yield	-	-	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and
administrative expenses	198	259	509	1,379
Total share-based payments	$198	$259	$509	$1,379

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d. Warrants

The warrants that are issued and outstanding as at September 30, 2024 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
1,510,020	0.30	Mar 2024	Mar 27, 2026
3,500,000	0.55	Jun 2023	Jun 21, 2026
750,000	0.55	Oct 2023	Oct 30, 2026
26,000,000	0.40	Mar 2024	Mar 27, 2027
6,000,000	0.42	Aug 2024	Aug 14, 2027
37,760,020

e. Restricted share units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at September 30, 2024, 234,076 (December 31, 2023: nil) restricted share units are outstanding at an aggregate value of $0.1 million (December 31, 2023: nil).

f. Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at September 30, 2024, 3,377,722 (December 31, 2023: 2,379,554) deferred share units are issued and outstanding.

Page | 13

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

15. Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Basic weighted average number of shares	262,633,669	215,687,470	245,785,015	211,150,476
Effect of dilutive stock options and warrants	-	-	-	-
Diluted weighted average number of shares	262,633,669	215,687,470	245,785,015	211,150,476

Diluted weighted average number of common shares for the three-month and nine-month period ended September 30, 2024 excludes nil anti-dilutive preferred shares (2023: nil), 14,945,000 anti-dilutive stock options (2023: 16,270,000) and 37,760,020 anti-dilutive warrants (2023: 4,775,792).

16. Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interest of the Company’s Galena Complex with an initial contribution of $15 million to fund capital improvements and operations. Mr. Eric Sprott committed to contributing additional funds to support the ongoing operations alongside the Company in proportion of their respective ownership up to $5 million for the first year of operations with the Company contributing any potential excess as necessary. The initial obligations of both Sprott and the Company have been met under the agreement. After the first year, contributions reverted to the proportional percentage of ownership interests to fund capital projects and operations.

The Company recognized non-controlling interests of $14.3 million equal to the proportionate non-controlling interests’ carrying amount of the Galena Complex at initial recognition classified as a separate component of equity. Subsequent contributions and proportionate share changes in equity are recognized to the carrying amount of the non-controlling interests.

Page | 14

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

17.  Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month and nine-month periods ended September 30, 2024 and 2023:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Silver
Sales revenue	$13,630	$12,487	$49,011	$44,200
Derivative pricing adjustments	(1,547)	(652)	(887)	(37)
	12,083	11,835	48,124	44,163
Zinc
Sales revenue	$9,509	$9,938	$29,431	$29,964
Derivative pricing adjustments	235	389	890	268
	9,744	10,327	30,321	30,232
Lead
Sales revenue	$4,482	$5,822	$14,274	$20,011
Derivative pricing adjustments	(105)	148	53	54
	4,377	5,970	14,327	20,065
Other by-products
Sales revenue	$216	$215	$808	$829
Derivative pricing adjustments	92	38	306	152
	308	253	1,114	981

Total sales revenue	$27,837	$28,462	$93,524	$95,004
Total derivative pricing adjustments	(1,325)	(77)	362	437
Gross revenue	$26,512	$28,385	$93,886	$95,441
Proceeds before intended use	990	-	1,695	-
Treatment and selling costs	(6,484)	(10,128)	(23,448)	(30,869)
	$21,018	$18,257	$72,133	$64,572

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 21).

18. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and nine-month periods ended September 30, 2024 and 2023:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Salaries and employee benefits	$8,226	$8,083	$24,047	$24,702
Raw materials and consumables	8,603	8,454	25,793	25,049
Utilities	1,090	969	3,367	2,991
Other costs	1,509	1,348	4,692	5,278
Costs before intended use	454	-	871	-
Changes in inventories	(978)	(1,471)	(1,034)	(2,926)
Inventory write-downs	53	616	871	1,190
	$18,957	$17,999	$58,607	$56,284

Page | 15

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

19. Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and nine-month periods ended September 30, 2024 and 2023:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Salaries and employee benefits	$498	$536	$1,611	$1,616
Directors’ fees	115	88	341	258
Share-based payments	198	259	509	1,379
Professional fees	391	434	1,067	1,484
Office and general	469	510	1,508	1,612
	$1,671	$1,827	$5,036	$6,349

20. Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended September 30, 2024 was 26.5% and for the year ended December 31, 2023 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	September 30,	December 31,
	2024	2023

Property, plant and equipment	$766	$787
Other	259	319
Total deferred tax liabilities	1,025	1,106
Provisions and reserves	(457)	(477)
Net deferred tax liabilities	$568	$629

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.

21. Financial risk management

a. Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

Page | 16

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As of September 30, 2024, the Company’s exposure to credit risk with respect to trade receivables amounts to $3.9 million (December 31, 2023: $5.9 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at September 30, 2024 and December 31, 2023.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	September 30, 2024
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$25,005	$25,005	$-	$-	$-
Pre-payment facility	1,500	1,500	-	-	-
Credit facility	10,000	600	9,400	-	-
Interest on credit facility	1,646	1,043	603	-	-
Promissory notes	4,275	4,275	-	-	-
Interest on promissory notes	46	46	-	-	-
Convertible debenture	13,260	13,260	-	-	-
Interest on convertible debenture	839	839	-	-	-
Royalty payable	4,459	4,459	-	-	-
Metals contract liability	49,894	14,910	34,984	-	-
Projected pension contributions	5,516	1,181	1,969	2,097	269
Decommissioning provision	19,633	-	-	-	19,633
Other long-term liabilities	1,696	-	862	159	675
	$137,769	$67,118	$47,818	$2,256	$20,577

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

	September 30, 2024
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$580	$580	$-	$-	$-
Other long-term liabilities	1,021	-	862	159	-
	$1,601	$580	$862	$159	$-

Page | 17

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 3% to11% applied during the period:

	Nine-month	Year
	period ended	ended
	September 30,	December 31,
	2024	2023

Lease liabilities, beginning of period	$1,436	$3,142
Additions	569	225
Lease principal payments	(404)	(2,527)
Lease interest payments	(83)	(154)
Accretion on lease liabilities	83	750
Lease liabilities, end of period	$1,601	$1,436

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is subject to interest rate risk of the 3 month U.S. LIBOR rate plus 7.2% per annum from Cosalá Operations’ advance payments of concentrate, the 3 month U.S. SOFR rate plus 6.95% per annum from the Facility, and the 3 month U. S. SOFR rate plus 6% per annum from the Credit Facility. Interest rates of other financial instruments are fixed.

(2) Currency risk

As at September 30, 2024, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at September 30, 2024
	CAD	MXN

Cash and cash equivalents	$168	$366
Trade and other receivables	8	3,477
Trade and other payables	2,635	9,617

As at September 30, 2024, the CAD/USD and MXN/USD exchange rates were 1.35 and 19.63, respectively. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rates for the nine-month period ended September 30, 2024 is included in the following table:

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$1,183	$3,030
Other comprehensive loss	(94)	(25)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Page | 18

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at September 30, 2024 and December 31, 2023, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the nine-month periods ended September 30, 2024 and 2023, the Company did not settle any non-hedge foreign exchange forward contracts.

(3) Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at September 30, 2024 the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.4 million (December 31, 2023: $0.6 million).

As at September 30, 2024 and December 31, 2023, the Company does not have any non-hedge commodity forward contracts outstanding. During the nine-month periods ended September 30, 2024 and 2023, the Company did not settle any non-hedge commodity forward contracts.

Net amount of gain or loss on derivative instruments from non-hedge foreign exchange and commodity forward contracts recognized through profit or loss during the nine-month period ended September 30, 2024 was nil (2023: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debenture during the nine-month period ended September 30, 2024 was a loss of $0.6 million (2023: gain of $0.2 million).

b. Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•

Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•

Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•

Metals contract liability: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.

•	Convertible debenture and promissory notes: The principal portion of the convertible debenture and promissory notes are initially measured at fair value and subsequently carried at amortized cost.

•	Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.

•

Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•

Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30,	December 31,
	2024	2023

Level 1
Cash and cash equivalents	$7,215	$2,061
Restricted cash	4,483	4,351

Level 2
Trade and other receivables	7,450	9,486
Derivative instruments	1,257	1,230
Metals contract liability	49,894	36,837

Level 3
Royalty payable	4,049	3,947

Amortized cost
Pre-payment facility	1,500	2,250
Credit facility	10,000	-
Promissory notes	4,275	4,275
Convertible debenture	11,662	15,384

22. Segmented and geographic information, and major customers

a. Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b. Geographic information

All revenues from sales of concentrates for the three-month and nine-month periods ended September 30, 2024 and 2023 were earned in Mexico and the United States. The following segmented information is presented as at September 30, 2024 and December 31, 2023, and for the three-month and nine-month periods ended September 30, 2024 and 2023. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	As at September 30, 2024					As at December 31, 2023
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$6,971	$(66)	$1	$309	$7,215	$687	$791	$43	$540	$2,061
Trade and other receivables	6,147	1,295	-	8	7,450	7,068	2,388	-	30	9,486
Inventories	6,537	2,180	103	-	8,820	6,310	2,244	103	-	8,657
Prepaid expenses	817	1,306	429	752	3,304	1,003	909	404	516	2,832
Restricted cash	140	53	4,290	-	4,483	162	53	4,136	-	4,351
Property, plant and equipment	47,891	75,009	24,719	475	148,094	51,600	73,490	27,404	607	153,101
Total assets	$68,503	$79,777	$29,542	$1,544	$179,366	$66,830	$79,875	$32,090	$1,693	$180,488

Trade and other payables	$10,568	$8,842	$2,226	$3,369	$25,005	$12,184	$4,843	$1,421	$4,512	$22,960
Derivative instruments	-	-	-	1,257	1,257	-	-	-	1,230	1,230
Shares pending issuance from retraction	-	-	-	-	-	-	-	-	436	436
Pre-payment facility	-	1,500	-	-	1,500	-	2,250	-	-	2,250
Credit facility	10,000	-	-	-	10,000	-	-	-	-	-
Other long-term liabilities	-	1,305	-	391	1,696	30	1,074	-	506	1,610
Metals contract liability	-	-	-	49,894	49,894	-	-	-	36,837	36,837
Convertible debenture	-	-	-	11,662	11,662	-	-	-	15,384	15,384
Promissory notes	-	-	-	4,275	4,275	-	-	-	4,275	4,275
Royalty payable	-	-	-	4,049	4,049	-	-	-	3,947	3,947
Post-employment benefit obligations	-	4,276	-	-	4,276	-	6,537	-	-	6,537
Decommissioning provision	2,325	5,752	4,052	-	12,129	2,605	5,563	4,025	-	12,193
Deferred tax liabilities	568	-	-	-	568	629	-	-	-	629
Total liabilities	$23,461	$21,675	$6,278	$74,897	$126,311	$15,448	$20,267	$5,446	$67,127	$108,288

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month period ended September 30, 2024					Three-month period ended September 30, 2023
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$11,637	$9,381	$-	$-	$21,018	$9,851	$8,399	$7	$-	$18,257
Cost of sales	(8,364)	(10,593)	-	-	(18,957)	(8,949)	(9,035)	(15)	-	(17,999)
Depletion and amortization	(2,243)	(2,769)	(862)	(40)	(5,914)	(2,072)	(2,053)	(887)	(41)	(5,053)
Care and maintenance costs	-	(175)	(559)	-	(734)	-	(195)	(756)	-	(951)
Corporate general and administrative	-	-	-	(1,671)	(1,671)	-	-	-	(1,827)	(1,827)
Exploration costs	(112)	(788)	(32)	-	(932)	(198)	(737)	(30)	-	(965)
Accretion on decommissioning provision	(59)	(56)	(42)	-	(157)	(54)	(55)	(39)	-	(148)
Interest and financing income (expense)	(796)	(119)	12	(3,516)	(4,419)	(80)	(171)	12	(2,294)	(2,533)
Foreign exchange gain (loss)	475	-	-	698	1,173	288	-	-	(833)	(545)
Gain on disposal of assets	-	-	-	-	-	-	-	34	-	34
Gain (loss) on metals contract liability	-	-	-	(5,330)	(5,330)	-	-	-	1,387	1,387
Other gain on derivatives	-	-	-	178	178	-	-	-	196	196
Fair value loss on royalty payable	-	-	-	(216)	(216)	-	-	-	(339)	(339)
Income (loss) before income taxes	538	(5,119)	(1,483)	(9,897)	(15,961)	(1,214)	(3,847)	(1,674)	(3,751)	(10,486)
Income tax recovery (expenses)	(198)	-	-	-	(198)	11	-	-	-	11
Net income (loss) for the period	$340	$(5,119)	$(1,483)	$(9,897)	$(16,159)	$(1,203)	$(3,847)	$(1,674)	$(3,751)	$(10,475)

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Nine-month period ended September 30, 2024					Nine-month period ended September 30, 2023
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$37,537	$34,596	$-	$-	$72,133	$34,098	$30,364	$110	$-	$64,572
Cost of sales	(29,348)	(29,259)	-	-	(58,607)	(27,490)	(28,330)	(464)	-	(56,284)
Depletion and amortization	(6,892)	(9,018)	(2,589)	(119)	(18,618)	(5,995)	(6,516)	(2,746)	(121)	(15,378)
Care and maintenance costs	-	(445)	(2,752)	-	(3,197)	-	(405)	(2,542)	-	(2,947)
Corporate general and administrative	-	-	-	(5,036)	(5,036)	-	-	-	(6,349)	(6,349)
Exploration costs	(486)	(2,286)	(76)	-	(2,848)	(629)	(1,850)	(86)	-	(2,565)
Accretion on decommissioning provision	(182)	(165)	(122)	-	(469)	(155)	(159)	(115)	-	(429)
Interest and financing income (expense)	(965)	(317)	41	(6,789)	(8,030)	(220)	(316)	(647)	(5,501)	(6,684)
Foreign exchange gain (loss)	1,042	-	-	(881)	161	(250)	-	-	160	(90)
Gain on disposal of assets	-	-	-	-	-	-	-	119	-	119
Gain (loss) on metals contract liability	-	-	-	(10,044)	(10,044)	-	-	-	534	534
Other gain (loss) on derivatives	-	-	-	(566)	(566)	-	-	-	243	243
Fair value loss on royalty payable	-	-	-	(729)	(729)	-	-	-	(579)	(579)
Income (loss) before income taxes	706	(6,894)	(5,498)	(24,164)	(35,850)	(641)	(7,212)	(6,371)	(11,613)	(25,837)
Income tax expense	(469)	-	-	-	(469)	(2,253)	-	-	-	(2,253)
Net income (loss) for the period	$237	$(6,894)	$(5,498)	$(24,164)	$(36,319)	$(2,894)	$(7,212)	$(6,371)	$(11,613)	$(28,090)

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the nine-month periods ended September 30, 2024 and 2023

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

c. Major customers

For the three-month period ended September 30, 2024, the Company sold concentrates and finished goods to two major customers accounting for 51% of revenues from Cosalá Operations and 45% of revenues from Galena Complex (2023: two major customers accounting for 54% of revenues from Cosalá Operations and 46% of revenues from Galena Complex). For the nine-month period ended September 30, 2024, the Company sold concentrates and finished goods to two major customers accounting for 50% of revenues from Cosalá Operations and 48% of revenues from Galena Complex (2023: two major customers accounting for 53% of revenues from Cosalá Operations and 47% of revenues from Galena Complex).

23. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.0 million (MXN 196.8 million), of which $4.3 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.8 million (MXN 94.6 million) of their original reassessment. The remaining $5.2 million (MXN 102.2 million) consists of $4.3 million (MXN 84.4 million) related to transactions with certain suppliers and $0.9 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.3 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.0 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at September 30, 2024, the accrued liability of the probable obligation was $1.0 million (December 31, 2023: $1.0 million).

24. Subsequent events

On October 9, 2024, the Company entered into an agreement with Mr. Eric Sprott to acquire the remaining 40% non-controlling interest of the Company’s Galena Complex (the “Acquisition Agreement”). Mr. Eric Sprott will receive issuance of 170,000,000 of the Company’s common shares plus $10 million in cash upon closing of the Acquisition Agreement, and monthly deliveries of 18,500 ounces of silver for a period of 36 months starting in or around January 2026. The Company also completed a concurrent financing agreement through a bought deal private placement of subscription receipts raising gross proceeds of $50 million CAD at an issue price of $0.40 CAD per subscription receipt. The gross proceeds from the subscription receipts are being held in escrow pending the closing of the Acquisition Agreement. As part of the Acquisition Agreement, the Company closed non-brokered private placements for total gross proceeds of $2.9 million CAD through total issuance of 6,650,000 of the Company’s common shares priced at approximately $0.44 CAD per share for bridge financing purposes.

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